NEW GENERATION CONSUMER GROUP, INC.

7950 E. Redfield Rd, Unit 210

Scottsdale, Arizona 85260

June 18, 2025

Edwin Kim

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Generation Consumer Group, Inc.
Offering Statement of Form 1-A (“Offering Statement”)
File No. 024-12580

Dear Mr. Kim:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified Monday, June 23, 2025, at 3:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Jacob DiMartino

Jacob DiMartino

Chief Executive Officer

New Generation Consumer Group, Inc.